EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012
(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	$(472)	$(2,309)	$1,540	$1,138	$1,170
Add (Deduct)
Fixed Charges	113	435	349	296	288
Capitalized Interest	(27)	(144)	(116)	(121)	(151)
Distributed Income From Equity Investees	16	77	382	204	204
Earnings as Defined	$(370)	$(1,941)	$2,155	$1,517	$1,511

Net Interest Expense	79	263	210	158	125
Capitalized Interest	27	144	116	121	151
Interest Portion of Rental Expense	7	28	23	17	12
Fixed Charges as Defined	$113	$435	$349	$296	$288

Ratio of Earnings to Fixed Charges	—	—	6.2	5.1	5.2

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$483	$2,376	$—	$—	$—